UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 1)*

Community First, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

203663109

(CUSIP Number)

Eslick E. Daniel, 4682 Bass Alderson Road, Williamsport, Tennessee 38487

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	The remainder of this cover page shall be filled out for the reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 203663109	Page 1 of 4 Pages

1.	Names of Reporting Persons. Eslick E. Daniel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 603,664
	8.	Shared Voting Power 9,246
	9.	Sole Dispositive Power 603,664
	10.	Shared Dispositive Power 9,246
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 612,910
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row 11 12.20%
14.	Type of Reporting Person (See Instructions) IN

Page 2 of 4 pages

Explanatory Note:

Mr. Daniel is filing this Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) to amend Item 3 and Item 5 of the Schedule 13D filed by Mr. Daniel on July 11, 2016 (the “Original Schedule 13D”) for the purpose of reporting that Mr. Daniel no longer beneficially owns certain shares of the common stock, no par value per share (the “Common Stock”) of Community First, Inc. (the “Issuer”) previously reflected as being beneficially owned by Mr. Daniel in the Original Schedule 13D by virtue of Mr. Daniel no longer serving as a custodian with respect to such shares. Except as specifically amended hereby, the Original Schedule 13D remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration:

Mr. Daniel entered into a Preferred Stock Conversion Agreement, dated April 26, 2016 (the “Conversion Agreement”), with the Issuer and the other holders of the Fixed Rate, Noncumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) of the Issuer pursuant to which each holder of the Issuer’s Series A Preferred Stock, including Mr. Daniel, agreed to exchange such holder’s shares of Series A Preferred Stock for shares of the Issuer’s Common Stock. Pursuant to the terms of the Conversion Agreement, on June 30, 2016, Mr. Daniel exchanged the 3,259 shares of Series A Preferred Stock he owned for 445,968 shares of Common Stock. Of the aggregate shares of Common Stock beneficially owned by Mr. Daniel, 101,002 shares are owned by the Daniel Family Partnership, a family general partnership for which Mr. Daniel has sole power among the partners to vote or dispose of the shares of Common Stock owned by the partnership and 9,246 shares are owned by Mr. Daniel’s spouse. The balance of the Common Stock reported as being owned by Mr. Daniel in this schedule, other than the shares issued pursuant to the Conversion Agreement or owned by the Daniel Family Partnership or Mr. Daniel’s wife, was acquired with personal funds of Mr. Daniel, for a total aggregate purchase price of approximately $565,800. The shares of Series A Preferred Stock exchanged for shares of Common Stock pursuant to the Conversion Agreement were acquired for an aggregate purchase price of $1,291,000, which funds were borrowed from the Daniel Family Partnership and have since been repaid.

Item 5. Interest in Securities of the Issuer

(a) As of March 23, 2017, Mr. Daniel beneficially owned, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, 612,910 shares of the Issuer’s Common Stock (including options currently exercisable to acquire 1,200 shares of Common Stock) constituting approximately 12.20% of the outstanding shares of Common Stock of the Issuer as of March 23, 2017, based on the number of outstanding shares of the Issuer’s Common Stock as of March 3, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the Securities and Exchange Commission on March 3, 2017.

(b) Mr. Daniel has sole voting and dispositive power for 603,664 of the shares of Common Stock beneficially owned and he shares voting or dispositive power with respect to 9,246 shares beneficially owned, all of which are owned by Anne Herbert Daniel, Mr. Daniel’s spouse.

Anne Herbert Daniel is a citizen of the United States of America who resides at 4682 Bass Alderson Road, Williamsport, Tennessee 38487. Ms. Daniel currently is retired. Ms. Daniel has not been convicted in a criminal proceeding in the last five years. During the last five years, Ms. Daniel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) On March 23, 2017, 40,320 shares of Common Stock for which Mr. Daniel served as a custodian for Mr. Daniel’s grandchildren were transferred to trusts for the benefit of Mr. Daniel’s grandchildren for which Mr. Daniel does not serve as a trustee and 7,070 shares of Common Stock for which Mr. Daniel served as a custodian were transferred to Mr. Daniel’s adult children. Other than the shares of Common Stock disposed of as described in the previous sentence, Mr. Daniel has not had any transactions involving the Common Stock in the preceding sixty (60) days.

Page 3 of 4 pages

(d) Mr. Daniel confirms that, other than Ms. Daniel and the Daniel Family Partnership discussed elsewhere in this schedule, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock beneficially owned by him.

(e)	Not Applicable.

Page 4 of 4 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 4, 2017

By:	/s/ Eslick E. Daniel